# Move

Retail Software Technology Food Moonshots

## The First Community-owned National Retailer

SHOPMOVE.CO SAN FRANCISCO CALIFORNIA


A Community-owned
Digital Supermarket



*Move is based on a simple idea — modern commerce is not as good as it can be. We work directly with award-winning producers to make our own brand of products. And we deliver these products straight to our members. By cutting out the the middlemen, we're making a retailer that's more efficient, ethical and enjoyable.*

**Chai Mishra** Founder CEO @ Move

### Why you may want to support us...

1. Raised $3MM+ from Y Combinator, SF 49ers, Joe Montana, Adrian Grenier, Matt Bellamy and others.
2. Sold 5,000 years of membership.
3. Membership waitlist of 130,000 people.
4. Growing 20% month-over-month organically.
5. Average Move member spends 2x what the average Amazon customer does.
6. Taking on the largest consumer sector in the World (US Grocery — $700Bn)
7. Ethical business — customer owned, fair prices for producers, fair wages for workers.
8. Work with 50 award-winning producers from Michelin chefs to celebrity bakers.

bakers.

### Why investors ❤ us

WE'VE RAISED $2,560,354 SINCE OUR FOUNDING



*We Invested in Move because its a Bold Redesign of the Classic Supermarket*

**Joe Montana**
Investor in Move and Hall of Fame 49ers Quarterback



*I believe in the future of online groceries.*

**Cavan Patterson** ☆
Husband. Father. CEO. Whole food advocate. Creator. Innovator. Forager. Naturalist. Bioremediator



*I believe in the concept along with the business model. Now lets kill it*

**Murtaza Ramzan** ☆

SEE MORE

### Our team

AND OUR MAJOR ACCOMPLISHMENTS



**Chai Mishra**
Founder CEO
*Two time Y Combinator founder. Berkeley Mechanical Engineering-dropout.*



**Robert Davidorf**
CFO
*Founder of Playlist.com and CFO at several VC-backed startups. Wharton-grad*



**Cheryl Hsaw**
Product
*Ex-General Mills, USC Grad*

SEE MORE

## In the news



# We've designed a new retailer from the ground up — making it better at every step.

We've spent years rethinking every part of the retail supply chain— from production to delivery. We started with fundamental questions about how everyday products are made and sold and we reconfigured and improved every piece.

### 125 Modern Staples
### + a new one every Sunday

What if we didn't sell everything? Instead, what if we sold only the most exciting and essential staples and cut out the rest?

On Move, we carry only the best version of every product and we sell only one brand— our own. As result, **our members spend twice the amount every year that an Amazon customer does** and our average orders are twice that of any grocer and our products move fast — being made and going out of stock within weeks, not months.

Beyond that, our approach of selling on premium staples to an eager audience allows us to launch products quickly. Once a week to be exact. We launch a new, crowd favorite product every Sunday, often selling out of entire shipments in minutes.



### Award-winning producers

What if we didn't work with everyone? What if we worked only with the best producers?

We spend months searching for incredible creators for every product we sell and we work with 5% of the folks that apply.

As a result of that process, today **we work with over 50 award-winning producers**, from Michelin-starred chefs to celebrity bakers and decorated creameries, ranchers, farmers and artisans.

As we move into new categories, we're partnering up with renowned craftsmen and creators from around the World, from legendary designers in Japan, to American Apothecaries and Italian artists.





## Fair and transparent pricing

What if we paid everyone fairly and showed you exactly how much money everyone was making?

Producers make 50% more with us than they do with other supermarkets. Our warehouse workers make twice the federal minimum wage.

And best of all, we publish the exact supply chain breakdown behind every product we sell, showing our members exactly where their money goes.


Fair to you
$14
Move
$20
Elsewhere
The Chef
Harlem
Order Packer
San Francisco, CA
Delivery Driver
Nationwide
Fair to everyone
Packaging
$1
$9.04
$2.50
$1

## A COVID-proof supply chain

What if a retailer owned every step of its supply chain? What if they could trace every hand that a product touched and control every room that that product entered? What if you could change the basic structure of a distribution center to be inherently socially

**We operate our own socially-distanced distribution centers**, minutes away from major cities. We limit the number of members in the store, work with hyperlocal producers, manufacture in small but frequent batches and only repeat products if our members ask for them.

As a result, our supply chain today is more responsive and robust than any that of any digital supermarket. Throughout the pandemic, as retailers have slowed their deliveries down, we've sped ours up and as products in other supermarkets have gone out of stock, we've brought ours back in stock.



## For members — by members

What if built the store only for long-term customers? And what if had those customers pick what we sell?

The Move store is open only to our 5,000+ members nationwide. And our members get a lot more than our groceries — they pick which products we sell and which producers we work with. We call it "Grocery-by-democracy" and it is at the heart of our entire sourcing

process.



| Produce by Democracy | Coffee by Democracy | Seafood by Democracy |
| --- | --- | --- |
| e launching a new produce box. you get to make the decisions. | We're redesigning our coffee aisle. And you get to make the decisions. 2 min to complete | We're launching a fresh-caught seaf And you get to make the decisi |
| Vote  press Enter ↵ | Vote  press Enter ↵ | Vote now  press Ente |

### The First Community Owned National Retailer

What if we instead of trying to be the "everything" store, we made an "everyone" store? What if everyone, starting with the producers to our members, owned a piece of Move?

With this campaign, we're building America's first community-owned digital retailer. With it, we're building a a radically more efficient and ethical supply chain— where every participant has a stake in our success and has a part to play in it.

Through our model, producers are incentivized to make better products for lower markups, distribution workers are inspired to be more thoughtful and protective of our orders and members are motivated to buy primarily from Move (a company that they all own).

### Become a Member and an Owner→

By backing this campaign, you get both a membership and an ownership stake in Move. If we do well, so do you.

You should invest in this campaign if you believe in the vision and want to be a part of our success.

We currently have a waitlist of 130,000. This campaign will be the first and only time in 2020 that we will accept new members who are not on our waitlist.

If you are only interested in getting a membership, you should join our waitlist and look out for our next Membership drop.

| Investment Size | Ownership stake | Years of Membership | Move Credits |
| --- | --- | --- | --- |
| $250 | Yes | 1 Year | $25 |
| $500 | Yes | 3 Years | $50 |
| $1,000 | Yes | 5 Years | $100 |
| $5,000 | Yes | 10 Years | $500 |
| $10,000 | Yes | Lifetime | $1,000 |
| $25,000 | Yes | Lifetime | $2,500 |
| | | | |

# Investor Q&A

### What does your company do? ⌄

– COLLAPSE ALL

Move is a new type of retailer based on a simple idea — that traditional ecommerce is good enough. We work directly with award-winning producers to make our own brand of products. And we deliver these products straight to our members. By cutting out the markups and the middlemen of traditional retail, we're making a retailer that's more efficient, ethical and enjoyable.

### Where will your company be in 5 years? ⌄

We're on a mission to find the best household staples and make them accessible to everyone. Starting with grocery (the World's largest consumer sector), we're soon going to take over cleaning, toiletries, pharmacy, liquor and everything else that you usually get at the supermarket. As always, we'll bring them to you the only way we know how: designed thoughtfully and made ethically- with consistently better packaging and experiences, powered by efficient and ethical supply chains.

### Why did you choose this idea? ⌄

Move is based on a simple idea — modern commerce is not as good as it can be. We work directly with award-winning producers to make our own brand of products. And we deliver these products straight to our members. By cutting out the the middlemen, we're making a retailer that's more efficient, ethical and enjoyable.

### What is Move? ⌄

Move is a brand new supermarket. We sell our own brand of supermarket staples and we ship them all over the country. By taking out middlemen and markups, we're making the best products more affordable.

### How did Move begin? ⌄

I grew up in India. My dad ran a trading company, so all of my earliest memories are of steel mills and cement plants and food processing centers and distributors and wholesalers. As I got older, that's what I really wanted to study. I came to America, to UC Berkeley, and that's exactly what I wanted to study -- how products were made, how they were brought into the economy, how they got to people. I started studying industrial processes at Berkeley, but I dropped out about a semester in, just because it really wasn't informing. The program was built around how to get a job at Tesla, not how to actually build a company. All I wanted to do was work on supply chains with companies that were making actual products. I wanted to see how products were getting made around the world. So, at 18 I left Berkeley and I started working.
My first job was in China, where I worked with American and European hardware startups. Hardware is a heavy word, but it's basically startups making physical products. I would help them get their products manufactured and distributed. It was everything between you deciding the world needs a certain type of sweater and you shipping that sweater to your very first customer. I did that for dozens and dozens of direct-to-consumer startups. I worked in France, I worked in America, I went back to India, I worked in Germany for a bit, I worked in Estonia -- I went all over the world helping direct-to-consumer companies build entire supply chains.
Toward the end of that phase in my career, I was primarily working with direct-to-consumer food companies. The last company, where I worked for a year and a half, was a coffee company out of Germany. What this company has done was, this company had built what they called the world's first roast-grind-brew coffee machine. It was a coffee machine that could roast beans, grind them, and brew coffee. This is really something incredible, because you can put in green coffee beans and it would make a cup of black coffee. It's also incredible because if you can roast your own coffee beans, that means that you can buy coffee directly from a farmer. You don't have to buy from a supermarket. It's like being able to make your own steel, or grow your own wood and make your own furniture. I was running the supply chain over there with a team of about 15 people. At the time, they'd raised about $3 million in pre-orders from around the world, and it was my job to build the supply chain to get these 30-pound machines to people in 85 countries. We also needed a separate supply chain to allow people to buy green coffee beans directly from the farmers. That was truly the experience that led to Move. For six months, I would spend half the day talking to farmers in Ethiopia, Indonesia, or Vietnam, and I'd spend the other half of the day talking to supermarkets in the developed world. I did that long enough for two things to became clear. One, that the system is extremely inefficient, and two, it's unethical. The coffee farmers I was working with would sell a pound of coffee for about 17 cents and that very same pound of coffee would then later get sold at a supermarket for $15 or $17. It was a 100X markup, which is absolutely ridiculous.
At that time, a few things overlapped at the perfect moment for me. The problem of food supply chains was very clear to me. Two other things were happening at the same time. Number one, the direct-to-consumer movement was really starting to take off. Dollar Shave Club had a huge success, Casper was starting to hit it big, and we'd had a couple other companies that had come out with products that were innovative and powerful, compelling brands, and they made fortunes. Silicon Valley had this new found respect for companies like Warby Parker and Everlane. Those companies led the way. So it was becoming very clear to me that there was this giant problem with how supermarkets are built and how food chains are laid out. Silicon Valley specifically was starting to work with direct-to-consumer supply chains. There was actually money for it, and there was a consumer interest. Plus, Millennials dropped their parents' brands pretty quickly. All of a sudden, all of the brands that meant something in the '70s and '80s and '90s didn't mean anything. Number two, I'd grown up in India and I'd see small producers my whole life. To this day, about 95% of the food in India is organic and local, not for any ethical reasons, but because that's what the rudimentary supply chain is. Then I moved to Berkeley, and which was the birthplace of the farm to table movement. Those things came together for me: Food's got a huge problem, direct-to-consumer is booming, and truly, when you think about direct-to-consumer and translate that into food terms, you're talking about farm to table. That has been applied in a restaurant sense, but nobody ever thought about building a supermarket that was truly farm to table.
All of a sudden I thought, "All right, that's what we have to do. We have to build a direct-to-consumer, farm to table supermarket. If we do that, not only can we get far higher quality products, but we can make them far lower cost, and most importantly, we can get them to anyone in the country." Those were the three things that really mattered at the time and continue to matter the most right now. We can find the highest-quality products in the world and make them affordable and accessible to anyone in the world.
I incorporated the company in 2016, and in early 2017, we went to Y Combinator. We've been working on Move in this iteration ever since then. The last year and a half has been incredible.

**What's your endgame?** ⌄

We have no intention of selling the company. We've gotten interest from one of the companies I mentioned here about buying the company, and I can tell you right now, we don't really care about selling it. It's just not what we're interested in.

What we are interested in is taking the company public. We've taken the necessary steps to make that happen. You're a very different company to build when you're trying to sell it quickly, as opposed to if you're trying to go public with it. The basic difference to me is how financially disciplined you are. One of the things we've done is been extremely scrappy with our spending, even on the unit economics. That's why we didn't grow until we were ready to grow profitably. That's something nobody's done. When you're trying to sell the company, you raise $80 million on day one and then some companies blow through it like crazy and then Amazon or Walmart buys you right before you're out of business. That's not the strategy we take. There are a number of our competitors that did take that strategy. In the next five to ten years, you will see Amazon and Walmart start to buy people like Thrive and Brandless. We don't have much interest in that. We're interested in building a sustainable, long-term company, and for our reasons, we prioritize economics. We prioritize actual business sense, because the exit strategy is to go public, not to get acquired.

I'll talk about the future for a second too, but you want to think about it in terms of the past. One of our most recent hires asked me, "when the food industry looks back in ten years, when they look at us, what are they going to kick themselves over? What did they miss that they're going to hate that they missed?" My answer to that was, I think that the people who make food, that manufacture it for brand labels, they're going to be filled with regret over the fact that they did not take over the selling of the food. The fact that none of the hundred largest producers of food in the country own its own distribution and reaches its own customers, that's a national shame. That's ridiculous. That's not true for any other industry. Nike owns its distribution. Apple has Apple stores. For food, that's not the case. Second, the people that sell the food, the supermarkets, are truly going to regret that they didn't start making their own food. This model -- that you could have one person make it and then another person sells it -- is absolutely ridiculous. When I think about future of Move, sure, we present it as the supermarket of the future, but it's just as much the General Mills of the future. We are the model for a food company of the future, which is a company that makes and sells and brings to people the highest-quality foods in the world. We find it to be this overlap of building the Whole Foods of the future and building the General Mills of the future.

In specific terms, given the market we're in and what we're doing, we believe that we have the opportunity here to make the most valuable consumer company in a generation. We're vertically integrating the two large elements of this giant industry. We're making our own food, and we're bringing it to people ourselves. That gives us a tremendous amount of control over quality, affordability, and the actual dynamics of the process. When you buy a product from Move, it does not happen anywhere else. When you buy a product with us, and you taste it and you say, "Hey, maybe there's too much sugar or too little sugar," you can tell us that, and I can actually go back and come back to you with a product that has less sugar or more sugar. It's that level of control over the supply chain, that does not exist anywhere else in food, that allows us to do really, really, meaningful things. That allows us to be the company that makes and brings every single one of the major developments in food to the people. At some point, product-based meats are going to become a public thing that everybody's buying. Which supermarket is going to be the first to bring it to people? We think it's going to be us. You can think about example after example after example, but all of the biggest developments in food are going to have to get to people somehow, and I don't think that the existing system as it is will make sense any longer. I just don't think that's the way the future food is going to get built. That's when they start pushing garbage ideas like, "this is seventh-generation family, a brand that's been around for a hundred years." We don't look for that in any other industry. You don't go out and buy a matchbook from the early 2000s because it's an authentic matchbook. You look for the new stuff. We truly believe that we can build both the General Mills and the Whole Foods of the future, all at once. We believe that we can build a food company that is going to be responsible for creating and bringing all of the major developments in food to people. We don't plan to sell anything but food any time soon, possibly ever. We find Netflix to be a very, very good comparison to us in terms of product strategy and everything. The way they look at movies and TV shows, that's how we look at groceries.

---